Exhibit 99.2

VASCULAR BIOGENICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	September 30, 2022	December 31, 2021
	U.S. dollars in thousands
ASSETS
Current assets:
Cash and cash equivalents	$18,302	$21,986
Short-term bank deposits	9,076	31,164
Other current assets	148	1,697
Total current assets	27,526	54,847

Non-current assets:
Restricted bank deposits	360	362
Long-term prepaid expenses	-	182
Funds in respect of employee rights upon retirement	365	415
Property, plant and equipment, net	6,601	6,847
Operating lease right-of-use assets	674	2,008
Total non-current assets	8,000	9,814
Total assets	$35,526	$64,661

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE
REDEMPTION AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accruals:
Trade	$1,766	$4,331
Other	7,249	4,408
Deferred revenue	-	658
Current maturity of operating leases liability	731	529

Total current liabilities	$9,746	$9,926

Non-current liabilities:
Liability for employee rights upon retirement	475	546

Operating lease liability	-	1,823
Other non-current liability	-	188
Total non-current liabilities	475	2,557

Total liabilities	$10,221	$12,483

Ordinary shares subject to possible redemption, as of September 30, 2022 and December 31, 2021, zero and 615,366 shares, respectively, at redemption value (see note 4)	-	1,598

Shareholders’ equity:
Ordinary shares, NIS 0.01 par value; Authorized as of September 30, 2022 and December 31, 2021, 200,000,000, and 150,000,000 shares, respectively; issued and outstanding as of September 30, 2022 and December 31, 2021 69,750,117 and 68,711,584 shares, respectively (excluding - zero- and 615,366 shares subject to possible redemption, as of September 30, 2022 and December 31, 2021, respectively)	177	171
Additional paid in capital	316,233	309,355
Warrants	-	3,127
Accumulated deficit	(291,105)	(262,073)
Total equity	25,305	50,580

Total liabilities and equity	$35,526	$64,661

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	U.S. dollars in thousands
Revenues	$481	$199	$658	$572
Cost of revenues	(63)	(91)	(152)	(270)
Gross profit	418	108	506	302
Research and development expenses, net	$5,947	$4,996	$20,128	$16,407
General and administrative expenses	3,746	1,625	9,831	4,779
Operating loss	9,275	6,513	29,453	20,884
Financial income	(140)	(19)	(491)	(106)
Financial expenses	35	8	70	35
Financial income, net	(105)	(11)	(421)	(71)
Net loss and comprehensive loss	$9,170	$6,502	$29,032	$20,813

U.S. dollars
Loss per share (see note 3)
Basic and diluted	$0.12	$0.09	$0.37	$0.33

Number of shares
Weighted average shares outstanding
Basic and diluted	77,630,238	70,298,677	77,472,049	63,530,781

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ EQUITY

(UNAUDITED)

							Ordinary shares
			Additional				subject to
	Ordinary shares in		paid		Accumulated	Total	possible redemption
	shares	Amount	capital	Warrants	deficit	equity	shares	Amount
				U.S. dollars in thousands
Balance at January 1, 2021	48,187,463	$108	$252,561	$10,401	$(232,153)	$30,917	-	-
Changes for the nine months ended September 30, 2021
Net loss					(20,813)	(20,813)
Issuance of ordinary shares, net of issuance costs	8,871,790	27	30,730		-	30,757
Exercised warrants	4,893,838	14	8,879	(1,845)		7,048
Issuance of ordinary shares subject to possible redemption							615,366	1,598
Share based compensation			1,332	-	-	1,332

Balance at September 30, 2021	61,953,091	$149	$293,502	$8,556	$(252,966)	$19,241	615,366	$1,598

							Ordinary shares
			Additional				subject to
	Ordinary shares in		paid		Accumulated	Total	possible redemption
	shares	Amount	capital	Warrants	deficit	equity	shares	Amount
			U.S. dollars in thousands
Balance at January 1, 2022	68,711,584	$171	$309,355	$3,127	$(262,073)	$50,580	615,366	$1,598
Changes for the nine months ended September 30, 2022
Net loss					(29,032)	(29,032)
Expired warrants			3,127	(3,127)	-	-
Reclassification of redemption shares into ordinary shares	615,366	2	1,596		-	1,598	(615,366)	(1,598)
Share based compensation to employees and service provider	34,258	*	2,137	-	-	2,137
Employee exercise of stock options	388,909	4	18	-	-	22
Balance at September 30, 2022	69,750,117	$177	$316,233	$-	$(291,105)	$25,305	-	$-

*	less than one thousand dollars

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2022	2021
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(29,032)	$(20,813)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,061	921
Interest (income) expenses	(20)	(34)
Net changes in operating leases	(287)	(33)
Interest expenses on finance lease	-	(2)
Exchange losses on cash and cash equivalents and restricted cash	133	41
Changes in accrued liability for employee rights upon retirement	(21)	(5)
Share-based compensation	2,137	1,332
Changes in operating assets and liabilities:
Decrease in other current assets and long-term prepaid expenses	1,731	547
Decrease in trade receivables	-	129
Increase (decrease) in accounts payable:
Trade	(2,565)	370
Other (including other non-current liability)	2,648	(228)
Decrease in deferred revenue	(658)	(574)
Net cash used in operating activities	$(24,873)	$(18,349)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(810)	$(943)
Investment in short-term bank deposits	(3,000)	(25,108)
Maturity of short-term bank deposits	25,108	17,085
Net cash (used in) provided by investing activities	$21,298	$(8,966)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants	22	32,959
Issuance costs	-	(2,202)
Proceeds from issuance of ordinary shares subject to possible redemption	-	1,598
Proceeds from exercised warrants	-	7,048
Finance lease payments	-	(104)
Net cash provided by financing activities	$22	$39,299

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$(3,553)	$11,984
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	22,348	13,697
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(133)	(41)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$18,662	$25,640

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING
ACTIVITIES NOT INVOLVING CASH FLOWS:
Reclassification of ordinary shares subject to possible redemption into ordinary shares	$1,598	$-
Right of use assets obtained in exchange for new operating lease liabilities	$-	$271
Purchase of property and equipment in payables	$-	$98
Decrease in operating lease right of use and operating lease liabilities resulting from early termination of lease	$11	$-

RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED
CASH REPORTED IN THE STATEMENT OF FINANCIAL POSITION
Cash and cash equivalents	18,302	25,278
Restricted bank deposits included in non-current assets	360	362
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$18,662	$25,640

SUPPLEMENTARY DISCLOSURE ON CASH FLOWS
Interest received	$173	$83
Interest paid	$-	$2

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – GENERAL

Vascular Biogenics Ltd. (“VBL” or the “Company”) is a biotechnology company developing targeted medicines for immune-inflammatory diseases. VBL’s lead immunology product candidate, VB-601, is a targeted antibody for immune-inflammatory applications expected to enter a Phase 1 first-in-human trial in the first quarter of 2023, subject to the Company’s ongoing strategic process. The product candidate has shown disease-modifying activity across multiple preclinical models including multiple sclerosis, rheumatoid arthritis and inflammatory bowel disease.

On July 19, 2022, VBL announced top-line results from its Phase 3 OVAL clinical trial. The trial did not meet the primary endpoints of achieving a statistically significant improvement in progression-free survival (“PFS”) or overall survival (“OS”) and VBL discontinued the trial. VBL has conducted a strategic review of the ofra-vec program and has ceased further development of ofra-vec in all indications. As these results are considered a triggering event, VBL performed an impairment test on all of its assets in the third quarter of 2022. The Company concluded that the value of its gene therapy manufacturing facility is in excess of its carrying value and therefore is not subject to impairment. However, there can be no assurance that the Company will be successful in its efforts to monetize the manufacturing facility, which may lead to an impairment of these assets in a future period. Upon evaluation of the remaining assets and liabilities, (i) VBL wrote off all long term prepaids assets, (ii) recorded severance provisions (including additional termination benefits) for the remaining full time employees, (iii) modified the term of the lease right-of- use assets and liabilities due to reassessment of exercise of the renewal option and reduced the remaining period from 4.5 years to 18 months, and (iv) recognized the remaining deferred revenue from the exclusive license agreement with Nanocarrier for the development, commercialization, and supply of ofra-vec in Japan for all indications (the “NanoCarrier License”), which has since been terminated.

In August 2022, VBL announced an organizational streamlining designed to reduce operating expenses and preserve capital and to date, has reduced its workforce by approximately 48%, and its board of directors was also reduced from nine to six members. In August 2022, VBL also announced that it is exploring strategic alternatives to enhance shareholder value and engaged Chardan Capital Markets, LLC (“Chardan”) as its exclusive financial advisor to assist in this process. No timetable has been established for the completion of this process, and VBL does not expect to disclose developments unless and until the board of directors has concluded that disclosure is appropriate or required.

In August 2022, VBL also received a deficiency letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC, or Nasdaq, notifying that the Company’s listed securities did not maintain the minimum bid price requirement of $1.00 per ordinary share for continued listing on The Nasdaq Global Market for a period of 30 consecutive business days as required under Nasdaq Listing Rule 5450(a)(1). The Nasdaq deficiency letter does not result in the immediate delisting of VBL’s ordinary shares, and the Company’s ordinary shares will continue to trade uninterrupted under the symbol “VBLT.” Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), VBL has a compliance period of 180 calendar days, or until February 27, 2023 , to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the compliance period, the Company’s ordinary shares have a closing bid price of at least $1.00 for 10 consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by February 27, 2023, VBL may be eligible for an additional 180 day period to regain compliance or may face delisting. Further, under Nasdaq Listing Rules 5810(c)(1) and 5810(c)(3)(A)(iii), if VBL’s trading price falls below $0.10 for ten consecutive trading days, the Company will receive a Staff Delisting Determination providing for automatic suspension and delisting. VBL can appeal in writing to be granted an exception to remain listed for up to an additional 180 day period to regain compliance if the Hearings Panel believes the Company will be able to regain compliance with the $1.00 minimum bid price requirement within that timeframe . VBL intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider available options to regain compliance with the minimum bid price requirement. If the Company does not regain compliance with the bid price requirement by the end of the second compliance period, or if its trading price falls below $0.10 for ten consecutive trading days, VBL’s stock will be subject to delisting.

In August 2022, VBL received $1.1 million as part of the grant from the European Innovation Council, or EIC, for development of ofra-vec.

Since inception, VBL has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of September 30, 2022, VBL had an accumulated deficit of $291.1 million and cash, cash equivalents, short-term bank deposits and restricted bank deposits of $27.7 million. Based on its current cash resources, and successful implementation of its reduction in workforce, VBL believes its current cash will be sufficient to fund estimated operating expenses and capital expenditure requirements for at least 12 months from the date of the filing of these financial statements. VBL is undertaking a review of its strategic options and any transaction resulting from such review may impact this projection. Further, its losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, its expenditures on other research and development activities, as well as any strategic options it may pursue. VBL may seek to raise more capital to pursue additional activities, including through a combination of private and public equity offerings, debt, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when VBL needs it or may not be available on terms that are favorable to VBL.

If VBL is unable to raise additional funds through equity or debt financings or through strategic alliances when needed, or conclude any strategic transaction for its assets to maximize shareholder value, it may be required to delay, limit, reduce or terminate its product development efforts or cease operations altogether. Failure to obtain additional financing will have a material, adverse impact on the Company’s business operations and there can be no assurance that VBL will be able to obtain the needed financing to achieve its goals on acceptable terms or at all.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements of VBL have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements. In the opinion of management, all adjustments (of a normal recurring nature) considered necessary for the fair statement of the results for the interim periods presented have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiary, VBL Inc. (a U.S.-based subsidiary).

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2021, filed by VBL with the U.S. Securities and Exchange Commission (the “Commission”) on March 23, 2022. The comparative balance sheet at December 31, 2021 has been derived from the audited financial statements at that date.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2021 and for the year then ended.

Recently issued accounting pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-04, “Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” In addition, in January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848) - Scope.” The amendments in these ASUs apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Together, these ASUs provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. These ASUs were effective upon issuance and may be applied prospectively to contract modifications and hedging relationships entered into or evaluated through December 31, 2022. The adoption of this standard did not have material impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities About Government Assistance.” ASU 2021-10 requires disclosures about transactions with a government that have been accounted for by a grant or contribution accounting model to increase transparency about the types of transactions, the accounting for the transactions, and the effect on the financial statements. The ASU is an annual disclosure effective for fiscal years beginning after December 15, 2021 and will be applied on a prospective basis. The Company is currently evaluating the impact this new standard will have on the consolidated financial statements and related disclosures but does not believe there will be a material impact.

Net Loss Per Share

VBL complies with accounting and disclosure requirements of FASB Accounting Standards Codification (“ASC”) Topic 260, “Earnings Per Share.” Basic loss per share of common stock is computed by dividing the net loss by the weighted average number of ordinary shares (including fully vested restricted stock units (“RSUs”), performance stock units (“PSUs”) and pre-funded warrants) outstanding during the period. Due to the existence of ordinary shares subject to possible redemption, the Company follows the two-class method in calculating loss per share. In computing diluted earnings per share, basic earnings per share are adjusted to take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs and PSUs, using the treasury stock method.

Accretion associated with the ordinary shares subject to possible redemption is excluded from loss per ordinary share.

Potentially dilutive securities have been excluded from VBL’s computation of net loss per share as such securities would have been anti-dilutive. There were 10,452,173 ordinary shares underlying outstanding options, RSUs and warrants at September 30, 2022, and 17,202,734 ordinary shares underlying outstanding options and warrants at September 30, 2021.

NOTE 4 – SHAREHOLDERS’ EQUITY

a. On February 11, 2022, VBL entered into an Open Market Sale AgreementSM with Jefferies LLC (“Jefferies”), to offer and sell from time to time its ordinary shares, NIS 0.01 par value, having an aggregate offering price of up to $50.0 million (the “ATM Facility”). VBL has not sold any ordinary shares under the ATM Facility.

b. Effective February 13, 2022, the board of directors of VBL approved the adoption of the Inducement Plan (2022) to reserve an additional two million (2,000,000) of VBL’s ordinary shares, NIS 0.01 par value per ordinary share, to be exclusively used for grants of awards to individuals who were not previously employees or non-employee directors of VBL (or following a bona fide period of non-employment with VBL), as an inducement material to each such individual’s entry into employment with VBL within the meaning of Rule 5635(c)(4) of the Nasdaq Listing Rules (Rule 5635(c)(4)). The Inducement Plan (2022) was approved by the board of directors without shareholder approval pursuant to Nasdaq Listing Rule 5635(c)(4). The term of each option granted under this plan will be determined by the board of directors, but no option shall be exercisable more than 10 years from the date of its grant.

c. In February 2022, the 615,366 shares that were classified as redeemable shares in 2021 were no longer subject to redemption and were classified as shareholders’ equity.

NOTE 5 – REVENUE

The revenues recognized for the nine months ended September 30, 2022 comprise revenues from the NanoCarrier License. The revenues are recognized according to ASC 606, “Revenues from Contracts with Customers.”

VBL identified two performance obligations in the NanoCarrier License: (1) Grant of the license and use of its intellectual property; and (2) VBL’s participation and consulting assistance services. In addition, there was a potential performance obligation regarding future manufacturing.

In September 2022, the NanoCarrier License was terminated. As VBL does not expect to generate additional revenues from the achievement of new milestones or royalties under the NanoCarrier License, VBL expensed the remaining deferred revenue. Accordingly, during the nine months ended September 30, 2022, VBL recognized revenue of $0.7 million.